April 1, 1998


U.S. Securities and Exchange Commission
Attn: Filing Desk
450 5th Street, N.W.
Washington, DC  20549


RE: Form 17f-2 for Trust for Federal Securities
    File No. 811-2573


Dear Gentlemen and Ladies:

Pursuant to Rule 17f-2 of the Investment Company Act of 1940, the above referenced Fund hereby files its Form N-17f-2.

We will obtain confirmation of this filing via our CompuServe account, 72741,733. If there are any questions on this filing I can be reached at
(302) 791-1170.


Very truly yours,

Theresa M. Thompson




                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:

     811-2573

2.   State identification Number:   SEE ATTACHED

3.   Exact name of investment company as specified in registration statement:

     Trust for Federal Securities

4. Address of principal executive office (number, street, city, state, Zip code):

     400 Bellevue Parkway
     Wilmington, DE   19809





To the Board of Trustees of the Trust for Federal Securities Fund:

We have examined the investment accounts shown by the books and records of the Trust for Federal Securities Fund (consisting of the Fed Fund, T-Fund/Dollar, Treasury Trust Fund and Federal Trust Fund Portfolios) as of May 19, 1997. The date of our last similar examination was September 19, 1996. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on May 19, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on May 19, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Trust for Federal Securities Fund taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 29, 1997





To the Board of Trustees of the Trust for Federal Securities Fund:

We have examined the investment accounts shown by the books and records of the Trust for Federal Securities Fund (consisting of the Fed Fund, T-Fund/Dollar, Treasury Trust Fund and Federal Trust Fund Portfolios) as of July 18, 1997. The date of our last similar examination was May 19, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 18, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on July 18, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Trust for Federal Securities Fund taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 1, 1997





To the Board of Trustees of the Trust for Federal Securities Fund:

We have examined the investment accounts shown by the books and records of the Trust for Federal Securities Fund (consisting of the Fed Fund, T-Fund/Dollar, Treasury Trust Fund and Federal Trust Fund Portfolios) as of August 28, 1997. The date of our last similar examination was July 18, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on August 28, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on August 28, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Trust for Federal Securities Fund taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 12, 1997





PFPC INC                                                REV. 02/27/98
BLUE SKY DEPARTMENT


TRUST FOR FEDERAL SECURITIES
BLUE SKY REGISTRATION CHART
                                                           FYE: 10/31


STATE            REGISTRATION PERIOD   REGISTRATION AMOUNT   PERMIT #

AK
FED FUND          05/07/97-05/07/99          100,000         95-02613
T-FUND            05/07/97-05/07/99          100,000         97-02539
TREASTR           11/01/97-11/01/99          100,000         96-01018
FED TR            04/25/96-04/25/98          100,000         98-00659

AL
FED FUND          05/29/97-05/28/98          100,000           700770
T-FUND            05/29/97-05/28/98          100,000           702103
TREASTR           05/29/97-05/28/98          100,000           702105
FED TR            05/29/97-05/28/98          100,000           702108

AR
FED FUND          11/01/97-10/31/98          150,000          80-M079-05
T-FUND            11/01/97-10/31/98          150,000          80-M079-06
TREASTR           11/01/97-10/31/98          150,000          80-M079-03
FED TR            11/01/97-10/31/98          150,000          80-M079-08

AZ
FEDFUND/$SH       11/01/97--10/31/98       INDEFINITE            S-30913
FEDFUND/SH        11/01/97--10/31/98       INDEFINITE            S-12179
T-FUND/$ SH       11/01/97--10/31/98       INDEFINITE            S-30914
T-FUND/SH         11/01/97--10/31/98       INDEFINITE            S-12179
TREASTR/$ SH      11/01/97--10/31/98       INDEFINITE            S-30915
TREASTR/SH        11/01/97--10/31/98       INDEFINITE            S-25247
FED TR/$ SH       11/01/97--10/31/98       INDEFINITE            S-0032065
FED TR/SH         11/01/97--10/31/98       INDEFINITE            S-0029414

CA
TRUST             11/01/97-10/31/98        INDEFINITE           502-1344

CO
TRUST             11/01/97-10/31/98         BLUE CHIP          IC91-00-904

CT
FED FUND          01/01/98-12/31/98        INDEFINITE             SI23964
T-FUND            01/01/98-12/31/98        INDEFINITE             SI23970
TREASTR           01/01/98-12/31/98        INDEFINITE             SI23806
FED TR            01/01/98-12/31/98        INDEFINITE             SI20479

DC***** EXEMPT FROM REGISTRATION************************

DE
FED FUND          01/26/98-01/26/99          100,000               -----
T-FUND            01/26/98-01/26/99          100,000               -----
TREAS TR          01/26/98-01/26/99          100,000               -----
FED TR            01/26/98-01/26/99          100,000               -----

FL
TRUST             04/04/97-04/04/98        INDEFINITE              11425

GA
TRUST             02/26/97-04/26/98        INDEFINITE             56835428

HI
FEDFUND            11/01/97-10/31/98        BLUE CHIP         ---------
TFUND              11/01/97-10/31/98        BLUE CHIP          -------
TREAS TRUST        11/01/97-10/31/98        BLUE CHIP          --------
FEDERAL TRUST      11/01/97-10/31/98        BLUE CHIP          --------

IA
FED FUND/SH        02/28/97-02/28/98       INDEFINITE            I-29173
FED FUND/$ SH      02/28/97-02/28/98       INDEFINITE            I-29172
T-FUND/SH          06/09/97-06/09/98       INDEFINITE            I-24539
T-FUND/$ SH        06/09/97-06/09/98       INDEFINITE            I-27973
TREASTR/SH         06/09/97-06/09/98       INDEFINITE            I-24538
TREASTR/$ SH       06/09/97-06/09/98       INDEFINITE            I-27969
FED TR/SH          11/01/97-11/01/98       INDEFINITE            I-28543
FED TR/$ SH        11/01/97-11/01/98       INDEFINITE            I-28542

ID
FED FUND           11/01/97-10/31/98       INDEFINITE             41359
T-FUND             11/01/97-10/31/98       INDEFINITE             41365
TREASTR            11/01/97-10/31/98       INDEFINITE             41366
FED TR             11/01/97-10/31/98       INDEFINITE             41360

IL
TRUST              06/21/97-06/21/98       INDEFINITE            9736522

IN
TRUST              11/01/97-10/31/98       INDEFINITE            96-0100IC

KS
FED FUND           07/01/97-07/01/98        200,000             92S0002316
T-FUND             07/01/97-07/01/98        200,000             92S0002321
TREASTR            07/01/97-07/01/98        200,000             92S0002322
FED TR             07/01/97-07/01/98        200,000             92S0002315

KY
FED FUND - PROS    04/25/97-04/25/98       INDEFINITE             M27120
T-FUND - PROS      05/22/97-05/22/98       INDEFINITE             M20486
*TREASTR - PROS    02/01/98--02/01/99      INDEFINITE             M23307
FED TR - PROS      11/01/97-11/01/98       INDEFINITE             M26688

*TREASTR includes both shares and dollar shares classes; separate registration of class prospectus not required by state

LA
FED FUND - PROS    02/25/98--02/25/99       100,000               55012
T-FUND - PROS      05/16/97-05/16/98        100,000               50615
TREAS TR--SH       02/25/98--02/25/99       100,000               55010
TREAS TR--$        02/25/98--02/25/99       100,000               55013
FED TR - PROS      02/25/98--02/25/99       100,000               55011

MA
FED FUND/$ SH      11/01/97-10/31/98       INDEFINITE           95-6211-MR
FED FUND/SH        11/01/97-10/31/98       INDEFINITE           95-6212-MR
T-FUND/$ SH        11/01/97-10/31/98       INDEFINITE           95-6213-MR
T-FUND/SH          11/01/97-10/31/98       INDEFINITE           95-6214-MR
TREASTR/$ SH       11/01/97-10/31/98       INDEFINITE           95-6215-MR
TREASTR/SH         11/01/97-10/31/98       INDEFINITE           95-6216-MR
FED TR/$ SH        11/01/97-10/31/98       INDEFINITE           95-5778-MR
FED TR/SH          11/01/97-10/31/98       INDEFINITE           95-5779-MR

MD
FED FUND/$ SH      11/01/97-10/31/98       INDEFINITE           SM913588
FED FUND/SH        11/01/97-10/31/98       INDEFINITE           SM913528
T-FUND/$ SH        11/01/97-10/31/98       INDEFINITE           SM913582
T-FUND/SH          11/01/97-10/31/98       INDEFINITE           SM913532
TREASTR/$ SH       11/01/97-10/31/98        INDEFINITE       SM913581
TREASTR/SH         11/01/97-10/31/98        INDEFINITE       SM913527
FED TR/$ SH        11/01/97-10/31/98        INDEFINITE       SM913584
FED TR/SH          10/01/97-10/31/98        INDEFINITE       SM911619

ME
FED FUND/$ SH      01/02/98--01/02/99      INDEFINITE       MF-R98-3996
FED FUND/SH       01/02/98--01/02/99       INDEFINITE       MF-R98-3997
T-FUND/$ SH       01/02/98--01/02/99       INDEFINITE       MF-R98-3995
T-FUND/SH         01/02/98--01/02/99       INDEFINITE       MF-R98-3994
TREASTR/$ SH      01/02/98--01/02/99       INDEFINITE       MF-R98-3998
TREASTR/SH        01/02/98--01/02/99       INDEFINITE       MF-R98-3999
FED TR/$ SH       10/08/96-10/08/97        INDEFINITE        97-979
FED TR/SH         10/08/96-10/08/97        INDEFINITE        96-978

MI
FED FUND/$ SH     04/21/97-04/21/98         100,000         222986
FED FUND/SH       05/08/97-05/08/98         100,000         219633
T-FUND/$ SH       06/27/97-06/27/98         100,000         219990
T-FUND/SH         04/25/97-04/25/98         100,000         222985
TREASTR/$ SH      01/03/98--01/03/99        100,000         222202
TREASTR/SH        01/03/98--01/03/99        100,000         222203
FED TR/$ SH       10/12/97-10/12/98         100,000         221152
FED TR/SH         10/12/97-10/12/98         100,000         221153

MN
TRUST             12/29/87-02/28/98         200,000         R-16601

MO
FED FUND          11/01/96-10/31/97        INDEFINITE        MT-963
T-FUND            11/01/96-10/31/97        INDEFINITE        MT-963
TREASTR           11/01/96-10/31/97        INDEFINITE        283995
FED TR            11/01/96-10/31/97        INDEFINITE        204794

MS
FED FUND/$ SH     07/23/97-07/23/98         150,000       MF92-07-061
FED FUND/SH       08/16/97-08/16/98         150,000       MF88-08-049
T-FUND/$ SH       07/23/97-07/23/98         150,000       MF92-07-063
T-FUND/SH         08/16/97-08/16/98         150,000       MF88-08-048
TREASTR/$ SH      07/23/97-07/23/98         150,000       MF92-07-062
TREASTR/SH        08/16/97-08/16/98         150,000       MF88-08-047
FED TR/$ SH       10/22/97-10/22/98         150,000       MF92-10-082
FED TR/SH         11/01/97-11/01/98       INDEFINITE      MF90-10-074

MT
FEDFUND/$ SH      05/15/97-05/15/98         200,000        030841
FEDFUND/SH        05/15/97-05/15/98         200,000        030840
T-FUND/$ SH       05/15/97-05/15/98         200,000        030850
T-FUND/SH         05/15/97-05/15/98         200,000        030851
TREASTR/$ SH      05/15/97-05/15/98         200,000        030852
TREASTR/SH        05/15/97-05/15/98         200,000        030853
FED TR/$          05/15/97-05/15/98         200,000        030843
FED TR/SH         05/15/97-05/15/98         200,000        030842

NC
TRUST           10/17/83-12/31/96          50,0001587

ND
FED FUND/$ SH     03/22/98--03/22/99        100,000         K260
FED FUND/SH       03/22/98--03/22/99        100,000         K261
T-FUND/$ SH       03/22/98--03/22/99        100,000         K266
T-FUND/SH         03/22/98--03/22/99        100,000         K267
TREASTR/$ SH      01/23/98--01/23/99        100,000         I130
TREASTR/SH        01/31/98--01/31/99        100,000         B923
FED TR/$ SH       10/23/97--10/23/98        100,000         H680
FED TR/SH        11/01/97--11/01/98         100,000         F407
NE
FED FUND--$ SH     04/29/97-04/29/98      100,000      011915
FED FUND--SH       02/21/98--02/21/99     100,000      022092
T-FUND--$ SH       04/29/97-04/29/98      100,000      011917
T-FUND--SH         02/21/98--02/21/99     100,000      022091
TREASTR--$ SH      04/29/97-04/29/98      100,000      011916
TREASTR--SH        02/21/98--02/21/99     100,000      022010
FED TR--$ SH       11/01/97-11/01/98      100,000      017357
FED TR--SH         11/01/97-11/01/98      100,000      017277

NH
FED FUND/$ SH     05/01/97-04/30/98      INDEFINITE      -----
FED FUND/SH       05/01/97-04/30/98      INDEFINITE      -----
T-FUND/$ SH       05/01/97-04/30/98      INDEFINITE      -----
T-FUND/SH         05/01/97-04/30/98      INDEFINITE      -----
TREASTR/$ SH      05/01/97-04/30/98      INDEFINITE      -----
TREASTR/SH        05/01/97-04/30/98      INDEFINITE      -----
FED TR/$ SH       05/01/97-04/30/98      INDEFINITE      -----
FED TR/SH         05/01/97-04/30/98       INDEFINITE    -----

NJ***** EXEMPT FROM REGISTRATION************************

NM
FED FUND/$ SH    05/28/97-05/28/98       BLUE CHIP      972890
FED FUND/SH      11/04/96-11/04/97       BLUE CHIP      969232
T-FUND/$ SH      06/19/97-06/19/98       BLUE CHIP      978038
T-FUND/SH        11/04/96-11/04/97       BLUE CHIP      969231
TREASTR/$ SH     01/31/97-01/31/98      BLUE CHIP       971164
TREASTR/SH       11/04/96-11/04/97      BLUE CHIP      969230
FED TR/ PORT     11/01/96-11/01/97      BLUE CHIP      969229
FED TR/$ SH      11/01/97-11/01/98      INDEFINITE     978251
FED TR/SH        11/01/97-11/01/98      INDEFINITE     978250


NV
FED FUND         10/31/97-10/31/98      BLUE CHIP        -----
T-FUND           10/31/97-10/31/98      BLUE CHIP        -----
TREASTR         10/31/97-10/31/98       BLUE CHIP        -----
FED TR          10/31/97-10/31/98       BLUE CHIP        -----

NY
FED FUND       09/06/95-09/06/99       INDEFINITE     S 24 17 50
T-FUND         09/06/95-09/06/99       INDEFINITE     S  24 17 49
TREASTR        02/01/96-02/01/00      INDEFINITE     S  24 46 37
FED TR         12/04/94-12/04/98      INDEFINITE     S  25 63 44

OH
FED FUND          03/26/97-04/26/98    100,000       93685
T-FUND           03/26/97-04/26/98     100,000       93686
TREASTR         04/05/97-05/05/98      100,000       98510
FED TR          05/01/97-06/01/98      100,000       98698

OK
FED FUND      04/30/97-04/30/98        200,000     I-241397
T-FUND        04/14/97-04/14/98        200,000     I-217897
TREASTR       02/18/98--02/18/99       200,000     I-152497
FED TR        10/11/97-10/11/98        200,000     I-417396

OR
FED FUND       01/31/98-01/31/99    BLUE CHIP    89-0096
T-FUND        01/31/98-01/31/99     BLUE CHIP    89-0098
TREASTR       01/31/98-01/31/99     BLUE CHIP    22831M
FED TR        10/25/97-10/25/98     BLUE CHIP    90-0836

PA
TRUST     12/30/97-12/30/98     999,999,999,999     87-09-056MF

RI
FED FUND      10/03/96-10/03/97      BLUE CHIP      -----
T-FUND        10/03/96-10/02/97      BLUE CHIP      -----
TREASTR       10/03/96-10/02/97      BLUE CHIP      -----
FED TR        06/17/96-06/17/97      BLUE CHIP      -----

SC
FED FUND        03/27/97-03/27/98    999,999,999          MF4746
T-FUND         03/27/97-03/27/98      999,999,999         MF4745
TREASTR        01/25/98-01/25/99      999,999,999          MF5962
FED TR         11/01/97-11/01/98  99,999,999,999,999.98    MF6216

SD
TRUST         05/26/97-05/26/98       100,000         14207
***At renewal time, must re-reg to class level***cak

TN
FED FUND/$ SH     11/01/97--10/31/98    INDEFINITE       RM98-1086
FED FUND/SH       11/01/97--10/31/98    INDEFINITE      RM98-1086
T-FUND/$ SH       11/01/97--10/31/98    INDEFINITE     RM98-1086
T-FUND/SH         11/01/97--10/31/98     NDEFINITE      RM98-1086
TREASTR/$        11/01/97--10/31/98      INDEFINITE     RM98-1086
TREASTR/SH        11/01/97--10/31/98    INDEFINITE     RM98-1086
FED TR/$ SH     11/01/97--10/31/98      INDEFINITE       RM98-1086
FED TR/SH        11/01/97--10/31/98        INDEFINITE     RM98-1086

TX
FED FUND/$ SH         12/31/97-12/31/98       50,000     C-40283
FED FUND/SH          12/31/97-12/31/98      299,998.28    C-31383
T-FUND/$ SH       12/31/97-12/31/98        50,000       C-40284
T-FUND/SH        12/31/97-12/31/98       50,000        C-24999
TREASTR/$ SH      12/31/97-12/31/98       50,000       C-40003
TREASTR/SH        12/31/97-12/31/98       100,000      C-33671-001
FED TR/$ SH       12/31/97-12/31/98      100,000       C-38344-000
FED TR/SH        12/31/97-12/31/98       100,000       C-38275-000

UT
FED FUND       05/13/97-05/13/98      BLUE CHIP            A60568-43
T-FUND         05/13/97-05/13/98      BLUE CHIP         A60567-43
TREASTR         02/11/98--02/11/99    BLUE CHIP        B00039780
FED TR         10/24/97-10/24/98      INDEFINITE        B00016627

VA
TRUST          05/14/97-05/14/98         INDEFINITE        1488

VT
FED FUND/$ SH      11/06/97-11/06/98     400,000     11/05/92-02
FED FUND/SH        10/31/97-10/31/98     400,000     05/12/86-02
T-FUND/$ SH      11/06/97-11/06/98       400,000     11/05/92-03
T-FUND/SH       10/31/97-10/31/98       400,000      01/30/91-19
TREASTR/$ SH   11/06/97-11/06/98        400,000        11/05/92-05
TREASTR/SH     10/31/97-10/31/98        400,000       01/30/91-18
FED TR/$ SH     11/06/97-11/06/98      400,000       11/05/92-08
FED TR/SH     10/31/97-10/31/98        400,000       01/30/91-21

WA
FEDFUND/$ SH      06/25/97-06/25/98       100,000    C-37796
FEDFUND/SH       06/25/97-06/25/98        100,000     C-19949
T-FUND/$ SH      06/25/97-06/25/98        100,000    C-37798
T-FUND/SH        06/25/97-06/25/98        100,000    C-19946
TREASTR/$ SH     01/26/98-01/26/99        100,000    C-35578
TREASTR/SH       01/26/98-01/26/99        100,000    C-35577
FED TR/$ SH      10/12/97-10/12/98        100,000    C-35151
FED TR/SH      10/12/97-10/12/98       100,000     C-35152

WI
FED FUND/$ SH   11/01/96-10/31/97   INDEFINITE   262208-03
FED FUND/SH     11/01/96-10/31/97   INDEFINITE   107396-03
T-FUND/$ SH    11/01/96-10/31/97   INDEFINITE   262207-03
T-FUND/SH     11/01/95-10/31/97   INDEFINITE   107398-03
TREASTR/$ SH   11/01/96-10/31/97   INDEFINITE   262202-03
TREASTR/SH     11/01/96-10/31/97   INDEFINITE   232223-03
FED TR/$ SH    11/01/96-10/31/97   INDEFINITE   255070-03
FED TR/SH      11/01/96-10/31/97   INDEFINITE  253866-03

WV
TRUST     07/01/95-99/99/99     1,400,000     BC514

WY
TRUST     11/01/97-10/31/99      BLUE CHIP    17804

CODES
FEDSEC:FUND LEVEL
FEDSEC001:FEDFUND PORT LEVEL
FEDSEC002:TFUND PORT LEVEL
FEDSEC004:TREAS TRUST FUNDPORT LEVEL
FEDSEC007:FEDTRUST FUND PORT LEVEL
FEDSEC001D:FEDFUND DOLLAR SHCLASS
FEDSEC001S:FEDFUND SH CLASS
FEDSEC002D:T-FUND DOLLAR SH CLASS
FEDSEC002S:T-FUND SH CLASS
FEDSEC004D:TREAS TRUST DLR SH CLASS
FEDSEC004S:TREAS TRUST SH CLASS
FEDSEC007D:FED TRUST FUND DLR SH CLASS
FEDSEC007S:FED TRUST FUND SH CLASS
TREASSHPR:TREAS TR SH PROSPECTUS
TREASDLPR:TREAS TR DOLLAR PROSPECTUS